Filed by Byline Bancorp, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Byline Bancorp, Inc. (Commission File No.: 001-38139)

On October 17, 2018, the following press release was issued by Byline Bancorp, Inc.:

Byline Bancorp Announces Agreement to Acquire Oak Park River Forest Bankshares

Transaction Highlights

•	Expands Byline’s footprint into attractive Oak Park and River Forest markets

•	Enhances core deposit base with the addition of $293 million in stable, low-cost core deposits

•	Expected to generate approximately 5.5% EPS accretion, with fully phased-in synergies

Chicago, IL, October 17, 2018 — Byline Bancorp, Inc. (NYSE: BY) (the “Company” or “Byline”) and Oak Park River Forest Bankshares, Inc. (“Oak Park River Forest”) today jointly announced that they have entered into a definitive agreement which provides for the acquisition by Byline of Oak Park River Forest in a cash and stock transaction valued at approximately $42.0 million.

Oak Park River Forest, the parent company of Community Bank of Oak Park River Forest (“Community Bank”), has total assets of $325 million, total loans of $254 million and total deposits of $293 million as of June 30, 2018. With three locations in Oak Park and River Forest, Community Bank is the only community bank operating in these markets. Founded in 1996, Community Bank offers commercial, retail and mortgage banking services. As of June 30, 2018, Community Bank’s deposit base consisted of 93% core deposits, with a cost of deposits of 0.15% during the second quarter of 2018.

“Community Bank of Oak Park River Forest has built an outstanding reputation for exceptional service and relationship banking at its finest, and we believe it will be an excellent complement to our existing franchise,” said Alberto Paracchini, President and Chief Executive Officer of Byline. “We look forward to welcoming Oak Park River Forest customers and employees to the Byline family. We believe the combination of Byline and Oak Park River Forest will enhance the customer banking experience by offering greater convenience while still providing the same commitment to superior customer service. This acquisition will provide us with a strong presence in Oak Park and River Forest, two Chicago metropolitan markets with communities that avidly support local business and community development.”

Walter Healy, President and CEO of Oak Park River Forest, said, “Byline shares our commitment to serving our communities and being a trusted partner that helps our customers reach their financial goals. We look forward to offering our customers the increased convenience and capabilities of a larger bank while maintaining the highly personalized, local service they have come to expect from Community Bank of Oak Park River Forest.”

Transaction Details

Under the terms of the definitive agreement, at the closing of the transaction each outstanding share of Oak Park River Forest’s common stock will be converted into the right to receive 7.9321 shares of Byline common stock and $33.38 in cash. Based upon the closing price of Byline’s common stock of $21.30 on October 17, 2018, this represents a fully diluted transaction value of approximately $42.0 million.

Byline currently estimates pre-tax expense reductions associated with the transaction will be approximately 40% of Community Bank’s expense base. Byline expects the transaction to be approximately 5.5% accretive to earnings per share in 2020 (excluding one-time merger-related transaction expenses), with an expected tangible book value per share dilution earn-back period of approximately three years using the “cross-over” method.

The transaction has been approved unanimously by each company’s board of directors and is expected to close by the second quarter of 2019. The closing of the transaction is subject to regulatory approvals, the approval of Oak Park River Forest’s stockholders, and the satisfaction of certain other closing conditions.

Keefe, Bruyette & Woods, A Stifel Company served as financial advisor to Byline, and Sullivan & Cromwell LLP served as Byline’s legal advisor. Monroe Financial Partners, Inc. served as financial advisor to Oak Park River Forest, and Vedder Price P.C. served as Oak Park River Forest’s legal advisor.

About Byline Bancorp, Inc.

Headquartered in Chicago, Byline Bancorp, Inc. is the parent company for Byline Bank, a full-service commercial bank serving small- and medium-sized businesses, financial sponsors, and consumers. Byline Bank has approximately $4.8 billion in assets and operates more than 50 full service branch locations throughout the Chicago and Milwaukee metropolitan areas. Byline Bank offers a broad range of commercial and retail banking products and services including small ticket equipment leasing solutions and is one of the top 10 Small Business Administration lenders in the United States.

About Oak Park River Forest Bankshares, Inc.

Oak Park River Forest is the parent company of Community Bank of Oak Park River Forest, a full-service community bank that offers commercial, retail, and mortgage banking services through its headquarters in downtown Oak Park and its two additional branch locations in River Forest and south Oak Park. Community Bank was founded in 1996 and has since grown to over than $300 million in assets and 15,000 customer accounts, with an emphasis on serving its local retail, business, and non-profit communities.

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about Byline’s expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Byline and Oak Park River Forest Bankshares, Inc. (“Bankshares”). These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “expects,” “can,” “could,” “may,” “predicts,” “potential,” “opportunity,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “seeks,” “intends” and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management’s current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Byline’s and Bankshares’ respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Byline and Bankshares operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Byline’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2017 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Byline and Bankshares. Byline intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Bankshares and a prospectus of Byline, and Byline will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Bankshares stockholders seeking the required stockholder approval of the proposed transaction. Before making any voting or investment decision, investors and security holders of Bankshares are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Byline with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Byline may be obtained free of charge at its website at http://www.bylinebancorp.com/Docs. Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Corporate Secretary, 180 North LaSalle Street, 3rd Floor, Chicago, Illinois 60601, or by calling (773)-475-2979.

Information regarding the interests of certain of Bankshares’ directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement on Form S-4 regarding the proposed transaction when it becomes available.

Participants in the Solicitation

Byline, Bankshares, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Bankshares’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Byline may be found in Byline’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended by its Form 10-K/A filed with the SEC on April 30, 2018, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. In addition, information about the directors and executive officers of Byline and Bankshares and other persons who may be deemed participants in the transaction will be included in the proxy statement/prospectus and other relevant materials when filed with the SEC.

CONTACTS:

For Byline:

Investors:	Media:
Allyson Pooley/Tony Rossi	Erin O’Neill
Financial Profiles, Inc.	Director of Marketing
BYIR@bylinebank.com	Byline Bank
310-620-8230	773-475-2901
eoneill@bylinebank.com

For Oak Park River Forest:

Walter Healy

Oak Park River Forest Bankshares, Inc.

708-660-1000

walterh@cboprf.com